東京青山・青木法律事務所

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RECEIVED
2006 JUL 10 P 4: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06015051

File No. 82-34816
June 26, 2006

VIA AIR MAIL

SUPPL

Securities and Exchange Comr
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Amendment to the Articles of Incorporation (Dated May 16, 2006)
- Notice of Candidate for Director (Dated May 16, 2006)

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

7/11

(Translation)

File No. 82-34816

May 16, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Amendment to the Articles of Incorporation

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 16, 2006, determined to submit a proposition for the approval of the "Proposition for Amendment to the Articles of Incorporation" to the 2nd Ordinary General Meeting of Shareholders of the Company to be held on June 20, 2006, as described below:

Description

1. Reasons for the amendment to the Articles of Incorporation:

The "Corporate Law" came into effect on May 1, 2006.Accordingly,we propose to amend the Articles of Incorporation of the Company as detailed in the table below.

The "Low Concerning the Coordination etc., of Associated Laws in Connection with the Enforcement of the Corporation Law" assumes that a Japanese corporation 's articles of in corporation provide for the matters specified in the matters specified in the current Article 8 (Issuance of share certificates), Article 11 (Shareholder register manager), Article 20 (Board of Directors), Article 35(Statutory Auditors and Board of Statutory Auditors) and Article 45 (Independent Auditors), of the Articles of Incorporation of the Company. Therefore, the Board of Directors resolved, at its meeting held on April 24, 2006, that the Articles listed above be amended as they are, on the effective date of the said Law, and the Articles were amended effective from May 1, 2006 accordingly.

(1) One of the subsidiaries of the Company has modified its business purposes. To make corresponding modifications to the purposes of the Company, as the parent company, we propose to make additions to the purposes specified in Article 2(Purpose), item (13) of the current Articles of Incorporation of the Company. In order to bring related items closer to each other, its also proposed to move item (21) to item (14), renumbering subsequent items accordingly.

(2) To respond to the implementation of the "Corporation Law" on May 1,2006 in terms of consistency with terminology of the said Law and quoted provisions of relevant laws, we propose to make necessary changes to the following Articles of the current Articles of Incorporation: Article 5 (Total number of Shares authorized to be Issued), Article 6 (Acquisition of treasury stock), Article 7 (Number of Shares per unit), Article 8 (Issuance of share certificates), Article 9 (Certificates pertaining to shares less than one unit of Shares), Article 10 (Request for sale of additional fractional unit shares), Article 11 (Shareholder register manager), Article 12 (Share handling policy), Article 13 (Record Date), Article 15 (Venue), Article 18 (Method of adopting resolutions), Article 22 (Election), Article 23 (Term of Office), Article 32 (Compensation), Article 37 (Election), Article 38 (Term of Office), Article 39 (Full-time Statutory Auditors), Article 44 (Compensation), Article 46 (Business year and accounting term) and Article 49 (Statute of limitation for cash dividends).

(3) To place a reasonable limitation on the rights of shareholders holding fractional unit shares, we propose to create Article 11(Rights of Shareholders holding fractional unit shares) as presented in the proposed amendment below, pursuant to Article 189, paragraph 2 of the Corporate Law.

(4) Pursuant to the provisions of Article 94 and Article 133, paragraph 3 of the enforcement regulations of the Corporate Law, and Article 161, paragraph 4 and Article 162, paragraph 4 of the Corporate Accounting Rules, a Japanese corporation is now allowed to disclose and provide information such as reference materials for general meeting of shareholders via the Internet. Accordingly, we propose to create Article 18 (Deemed provision and disclosure via the Internet of reference materials, etc. for general meetings of shareholders) as presented in the proposed amendment below in order to disclose information promptly and to enhance convenience for shareholders.

(5) With regard to the exercise of voting rights by proxy in a general meeting of shareholders, we propose to amend the current Article 17(Vote by proxy) to define the method of authorization and the number of proxies pursuant to provisions of Article 310 of the Corporation Law and Article 63, paragraph 5 of the enforcement regulations of the Corporate Law.

(6) Article 318, paragraph 1, Article 369, paragraph 3 and Article 393, paragraph 2 of the Corporation Law, and Article 72, 101 and 109 of the enforcement regulations of the Corporate Law require a Japanese corporation to create

minutes of a general meeting of shareholders, Board of Directors meeting and Board of Directors meeting and Board of Statutory Auditors meeting in accordance with relevant ordinances of the Ministry of Justice. To meet this requirement as well as to enable recording by electromagnetic methods in addition to recording in writing, we propose to make necessary changes to the current Article 19 (Minutes), Article 29 (Minutes) and Article 42 (Minutes).

(7) To enable the Board of Directors to adopt, if the need arises, resolutions flexibly either in writing or by electromagnetic methods, we propose to create Article 31 (Omission of resolution of Board of Directors) as presented in the proposed amendment below in accordance with Article 370 of the Corporate Law.

(8) Article 329, paragraph 2 of the Corporate Law and Article 96 of the Enforcement regulations of the Corporate Law allow a Japanese corporation to elect substitute directors and statutory auditors in advance. Accordingly, we propose to make necessary changes to the current Article 36 (Number) and Article 37 (Election).

(9) To establish the effective period of a resolution for electing a Substitute Statutory Auditor in Advance, we propose to make necessary changes to the current Article 37 (Election) and Article 38 (Term of Office) and to add paragraphs 3 and 4 to Article 41 (Term of Office of Statutory Auditors) as presented in the proposed amendment below, pursuant to Article 336, paragraph 3 of the Corporate Law.

(10) Pursuant to Article 427, paragraph 1 of the Corporation Law, we propose to create Article 48 (Limited liability contract with outside Statutory Auditors) and Article 53 (Exemption from liability of Independent Auditors) as presented in the proposed amendment below in order to enable outside Statutory Auditors and Independent Auditors and Independent Auditors to fully exercise their abilities and to play their expected roles as they carry out their duties. To ensure consistency with the provisions in CHAPTER IV(DIRECTORS AND THE BOARD OF DIRECTORS, AND EXECUTIVE OFFICERS) and CHAPTER V (STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS), we also propose to create Article 50 (Election of Independent Auditors), Article 51 (Term of Office of Independent Auditors) and Article 52 (Compensation etc. for Independent Auditors) as presented in the proposed amendment below.

(11) To authorize the Board of Directors to determine matters such as dividends of surplus, and to enable the timely return of profits to shareholders, we propose to create Article 55 (Dividends of surplus etc.) as presented in the proposed amendment below and to make necessary changes to Article 47 (Cash dividends) and Article 48 (Interim dividends) in accordance with Article 459, paragraph 1 and Article 460 of the Corporate Law.

(12) Along with the above amendments, we will make necessary changes to

applicable provisions such as modifying certain wording and renumbering Article and paragraphs.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as set forth in the Attachment herewith.

3. Schedule:

The amendment to the Articles of Incorporation will become effective, subject to the approval of the "Proposition for Amendment to the Articles of Incorporation" at the 2nd Ordinary General Meeting of Shareholders of the Company to be held on June 20, 2006 (Tuesday).

-END-

[Attachment]

(The parts indicated by double underlines in the table below are the amendments as that were made effective from May 1, 2006 accordance with the "Law Concerning the Coordination etc., of Associated Laws in Connection with the Enforcement of the Corporation Law", and the single-underlined parts are amendments being proposed to this general meeting of shareholders)

Present Articles of Incorporation	Proposed amendment
CHAPTER I. GENERAL PROVISIONS	**CHAPTER I. GENERAL PROVISIONS**
Article 1 (Omitted)	Article 1 (Not amended)
Article 2. (1) to (12) (Descriptions omitted)	Article 2. (1) to (12) (Same as existing)
(13) Operation of amusement centers, game arcades, amusement parks, hotels, Japanese-style inns, catering establishments, golf courses, sports facilities, karaoke facilities and car washes; and recruitment and support of franchisees, and sale of franchises through a franchise system of those businesses listed above	(13) Operation of amusement centers, game arcades, amusement parks, hotels, Japanese-style inns, catering establishments, golf courses, sports facilities, spa facilities, karaoke facilities, parking facilities and car washes; and recruitment and support of franchisees, and sale of franchises through a franchise system of those businesses listed above
(14) Information services to collect, analyze, process and provide a variety of information	(14) Planning, management and operation of a variety of events such as theater plays, theatrical entertainment, movies and concerts
(15) Internet connection intermediary business	(15) (Same as the current item (14))
(16) Planning, production, sale, and import and export of video software, and audio and music software	(16) (Same as the current item (15)).
(17) Planning, production, sale and distribution of broadcast programs, movies and animation	(17) (Same as the current item (16))
(18) Advertising and publicity business	(18) (Same as the current item (17))
(19) System design and planning of cable television	(19) (Same as the current item (18))
(20) Television and other general broadcast businesses under the Broadcast Law	(20) (Same as the current item (19))
(21) Planning, management and operation of a variety of events such as theater plays, theatrical entertainment, movies and concerts;	(21) (Same as the current item (20))
(22) to (37) (Omitted)	(22) to (37) (Not amended)
2. (Omitted)	2. (Not amended)

Present Articles of Incorporation	Proposed amendment
Article 3 to Article 4 (Omitted)	Article 3 to Article 4 (Not amended)
CHAPTER II. Shares	**CHAPTER II. Shares**
Article 5 (Total number of shares authorized to be issued) The total number of shares authorized to be issued by the Company shall be 800,000,000 shares; provided, however, that in the event that shares are cancelled, the number of shares shall so cancelled shall be subtracted from the total number of shares authorized.	Article 5 (Total number of shares authorized to be issued) The total number of shares authorized to be issued by the Company shall be 800,000,000 shares.
Article 6 (Acquisition of treasury stock) The Company may purchase treasury stock, subject to a resolution of the Board if Directors, pursuant to the provisions of Article 211-3, paragraph 1, item 2 of the Commercial Code.	Article 6 (Acquisition of own shares) The Company may acquire its own shares by such means as market transactions, subject to a resolution of the Board of Directors, pursuant to the provision of Article 165, paragraph 2 of the Corporation Law.
Article 7 (Number of Shares per unit) The number of shares to constitute a unit of shares of the Company shall be 100 shares.	Article 7 (Number of shares per unit share) The number of shares to constitute a unit share of the Company shall be 100shares.
Article 8 (Issuance of share certificates) The Company shall issue share certificates pertaining to the shares.	Article 8 (Issuance of Share Certificates) The Company shall issue share certificates for the shares of the Company .
Article 9 (Certificates pertaining to shares less than one unit of shares) The Company shall issue no certificates pertaining to shares constituting less than one unit of shares (hereinafter, "fractional unit shares").	Article 9 (Certificates pertaining to shares less than one unit share) The Company may decide not to issue certificates pertaining to shares constituting less than one unit share (hereinafter, "fractional unit shares").
Article 10 (Request for sale of additional fractional unit shares) Shareholders (including beneficial shareholders; the same applies hereinafter) who possess fractional unit shares of the company may request the Company to sell the number of shares that will, together with such fractional unit shares, constitute a full unit of shares(hereinafter "request for sale of additional shares); provided, however, that this shall not apply in the case that the Company does not have the requested Number of treasury stock.	Article 10 (Request for sale of additional fractional unit shares) Shareholder (including beneficial shareholders; the same applies hereinafter) who possess fractional unit shares of the Company may request the Company to sell the number of shares that will, together with such fractional unit shares, constitute a full unit share (hereinafter "request for sale of additional shares).
2. (Omitted)	2. (Not amended)
(New)	Article 11 (Rights of Shareholders holding fractional unit shares)

Present Articles of Incorporation	Proposed amendment
	Shareholder holding fractional unit shares of the Company shall have no rights to exercise other than those stipulated below: (1) Rights stipulated in each item of Article 189, paragraph 2 of the Corporation Law. (2) Rights to receive dividends of surplus (3) Rights to request redemption of shares with redemption rights (4) Rights to be allocated publicly offered shares or publicly offered stock acquisition rights (5) Rights to request the sale of additional fractional unit shares defined in the preceding article
Article 11 (Share registrar manager) The Company shall have a shareholder registrar manager with respect to shares and stock acquisition rights.	Article 12 (Share registrar manager) The Company shall have a shareholder registrar manager.
2. The share registrar manager and its business office shall be determined by a resolution of the Board of Directors.	2. (Not amended)
3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of lost share certificates and the register of stock acquisition rights of the Company shall be kept at the business office of the shareholder register manager. Business relating to shares and stock acquisition rights such as registration of a transfer of shares or stock acquisition rights, acceptance of notifications with regard to beneficial shareholders, registration of a pledge, indication or erasure of trust property, non-possession of share certificates, reports required of shareholders, reissuance of share certificates, registration of lost share certificates, purchase and sale of fractional unit shares shall be handled by the shareholder registrar manager and not by the Company.	3. (Not amended)

Present Articles of Incorporation	Proposed amendment
Article 12(Share handling policy) Handling of matters relating to shares and stock acquisition rights such as denominations of share certificates of the Company, registration of a transfer of shares or stock acquisition rights , acceptance of notifications with regard to beneficial shareholders, registration or erasure of a pledge,, indication or erasure of trust property,, non-possession of share certificates, reports required of shareholders, reissuance of share certificates, registration of lost share certificates, and purchase and sale of fractional unit shares; and handling fees shall be governed by the share handling policy established by the Board of Directors.	Article 13. (Share Handling policy) Handling of matters relating to shares and stock acquisition rights such as denominations of share certificates of the Company, registration of a transfer of shares or stock acquisitions rights, acceptance of notifications with regard to beneficial shareholders, registration or erasure of a pledge, indication or erasure of trust property, non-possession of share certificates, reports required of shareholders, reissuance of share certificates, registration of lost share certificates, and sale of fractional unit shares; procedures etc. for exercise of shareholders' right; and handling fees shall be governed by the share handling policy established by the Board of Directors.
Article 13 (Record Date) The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the corresponding accounting term.	Article 14 (Record Date) The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders as of March 31 of each year as the shareholders entitled to exercise their rights at the ordinary general meeting of shareholders for the corresponding fiscal year.
2 In addition to the case of the preceding paragraph or Article 47, the Company may, by giving prior public notice, set a certain date as record date by a resolution of the Board of Directors, if it is necessary in order to define persons entitled to exercise their rights as shareholders or registered pledgees. **CHAPTER III. GENERAL MEETIN OF SHAREHOLDERS** Article 14 (Convocation) (Omitted) Article 15 (Venue) General Meetings of shareholders of the Company may be convened in the area of head office or at a neighboring location as well as at a location in a ward of the Metropolis of Tokyo. Article 16 (Convener and chairperson) (Omitted)	2 In addition to the case of the preceding paragraph or Article 55, the Company may, by giving prior public notice, set a certain date as record date by a resolution of the Board of Directors, if it is necessary in order to define persons entitled to exercise their rights as shareholders or registered shares pledgees. **CHAPTER III. GENERAL MEETING OF SHAREHOLDERS** Article 15 (Convocation) (Not amended) Article 16 (Venue) General meetings of shareholders of the Company shall be convened in the area of head office, at a neighboring location or at a location in a ward of the Metropolis of Tokyo. Article 17. (Convener and Chairperson) (Not amended)

Present Articles of Incorporation	Proposed amendment
(New)	Article 18 (Deemed provision and disclosure via the Internet of reference materials, etc. for general meetings of shareholders) Regarding convocation of general meetings of shareholders, the Company may be deemed to have provided shareholders with information pertaining to items that the Company is required to describe or present in reference materials for general meetings of shareholders, business report, and non-consolidated and consolidated financial statements, if such information is disclosed via Internet in accordance with relevant ordinances of the Ministry of Justice.
Article 17 (Vote by proxy) A shareholder of the Company may exercise its voting rights by authorizing another shareholder who has a voting right in the Company as its proxy in a general meeting of shareholders.	Article 19 (Vote by proxy) A shareholder of the Company may exercise its voting rights by authorizing another shareholder who has a voting right in the Company as its proxy in a general meeting of shareholders..
2. (Omitted) Article 18 (Method of Resolution) (Omitted) 2. A resolution to be adopted under Article 343 of the Commercial Code shall be adopted by not less than two thirds of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders. Article 19 (Minutes) Concerning the proceedings of general meetings of shareholders, a summary of the proceedings and the result thereof shall be described in the minutes of the meeting, and the chairperson and the Directors who attended the meeting shall sigh or affix their names and seals thereto. 2. (Omitted) **CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS,AND EXECUTIVE OFFICERS**	2. (Not amended) Article 20 (Method of adopting resolution) (Not amended) 2. A resolution to be adopted under Article 309, paragraph 2 of the Corporation Law shall be adopted by not less than two thirds of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders entitled to exercise their voting rights. Article 21 (Minutes) Concerning the proceedings of general meetings of shareholders, a summary of the proceedings, the result thereof and other items prescribed by relevant laws and regulations shall be described or recorded in the minutes of the meeting. 2. (Not amended) **CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS,AND EXECUTIVE OFFICERS**

Present Articles of Incorporation	Proposed amendment
Article 20 (Board of Directors) The Company shall have a Board of Directors.	Article 22 (Board of Directors) (Not amended)
Article 21 (Number) (Omitted)	Article 23 (Number of Directors) (Not amended)
Article 22 (Election) A resolution for election of Directors shall be adopted, in a general meeting of shareholders, by a majority of the vote of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders. 2. (Omitted)	Article 24 (Election of Directors) A resolution for election of Directors shall be adopted, in a general meeting of shareholders, by a majority of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders entitled to exercise their voting rights . 2. (Not amended)
Article 23 (Term of Office) The term of office for Directors shall be until the conclusion of the ordinary general meeting of shareholders pertaining to the last accounting term within one year after their assumption of office. 2. (Omitted) 3. (Omitted) Article 24 (Executive Directors) By a resolution of the Board of Directors, one president shall be elected, and a few Chairpersons, Vice Chairpersons, Senior Vice presidents, Senior Vice Presidents, Senior Managing Directors and Managing Directors may be elected if necessary. Article 25 to Article 26 (Omitted) Article 27 (Meeting of Board of Directors) To convene a meeting of the Board of Directors, a notice of convocation shall be dispatched to each Director and each Statutory Auditor no later than three days prior to the date of the meeting; provided that this period may be shortened in case of a compelling emergency. 2. (Omitted) Article 28 (Resolution of Board of Directors) (Omitted)	Article 25 (Term of office of Directors) The term of office for Directors shall be until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after their election. 2. (Not amended) 3. (Not amended) Article 26 (Executive Directors) By a resolution of the Board of Directors, one President shall be appointed, and a few Chairpersons, Senior Vice Presidents, Senior Managing Directors and Managing Directors may be appointed if necessary. Article 27 to Article 28 (Not amended) Article 29 (Meeting of Board of Directors) To convene a meeting of the Board of Directors, a notice of convocation shall be dispatched to each Director and each Statutory Auditor no later than three days prior to the date of the meeting; provided, however, that this period may be shortened in case of a compelling emergency. 2. (Not amended) Article 30 (Resolution of Board of Directors) (Not amended)

Present Articles of Incorporation	Proposed amendment
(New)	Article 31 (Omission of resolution of the Board of Directors) If all the Directors agree to a matter to be resolved by the Board of Directors either in writing or with an electromagnetic record, the matter to be resolved shall be deemed to have been passed by resolution of the Board of Directors; provided, however, that this shall not apply in the any Statutory Auditor disapproves.
Article 29 (Minutes) Concerning the proceedings of a meeting of the Board of Directors, a summary of the proceedings and the result thereof shall be described in the minutes of the meeting. The chairperson, and the Directors and Statutory Auditors who attended the meeting shall sigh or affix their names and seals thereto. 2. (Omitted) Article 30 to Article 31 (Omitted) Article 32 (Compensation) Compensation and retirement benefits for Directors shall be determined by a resolution of the general meeting of shareholders. Article 33 (Executive Officers) The Company may have a few Executive Officers based on a resolution of the Board of Directors. 2. (Omitted) Article 34 (Regulations of Executive Officers) (Omitted) **CHAPTER V. STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS** Article 35 (Statutory Auditors and Board of Statutory Auditors) The Company shall have Statutory Auditors and a	Article 32 (Minutes of Board of Directors' meetings) Concerning the proceedings of a meeting of the Board of Directors, a summary of the proceedings, the result thereof and other items prescribed by relevant laws and regulations shall be described or recorded in the minutes of the meeting. The chairperson, and the Directors and Statutory Auditors who attended the meeting shall sigh, affix their names and seals to, or place electronic signatures on the minutes. 2. (Not amended) Article 33 to Article 34 (Not amended) Article 35 (Compensation etc. for Directors) Compensation etc. for Directors shall be determined by a resolution of the general meeting of shareholders. Article 36. (Executive Officer) The Company may have a few Executive Officers based on a resolution of the Board of Directors. 2. (Not amended) Article 37 (Regulations of Executive Officers) (Not amended) **CHAPTER V. STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS** Article 38 (Statutory Auditors and Board of Statutory Auditors)

Present Articles of Incorporation	Proposed amendment
Board of Statutory Auditors.	(Not amended)
Article 36 (Number) (Omitted)	Article 39 (Number of Statutory Auditors) (Not amended)
2.To prepare for the event that the number of Statutory Auditors of the Company falls short of the number stipulated by relevant laws and regulations, Substitute Statutory Auditors may be elected in advance by a resolution of the ordinary general meeting of shareholders.	(Deleted)
Article 37 (Election) A resolution for election of Statutory Auditors or Substitute Statutory Auditors shall be adopted, in a general meeting of shareholders, by a majority of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders.	Article 40 (Election of Statutory Auditors) A resolution for election of Statutory Auditors shall be adopted, in a general meeting of shareholders, by a majority of the votes of the shareholders who attend the meeting and represent not less than one third of the aggregate voting rights of all shareholders entitled to exercise their voting rights.
2.The effect of the election of Substitute Statutory Auditor shall terminate at the beginning of the first ordinary general meeting of shareholders taking place after their election.	(Deleted)
Article 38 (Term of office) The term of office for Statutory Auditors shall be until the conclusion of the ordinary general meeting of shareholders pertaining the last accounting term within four years after their assumption of office.	Article 41 (Term of office of Statutory Auditors) The term of office for Statutory Auditors shall be until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four years after their election.
2.In the event that Statutory Auditors are newly elected to fill vacancies, or when Substitute Statutory Auditors assume office as Statutory Auditors assume office as Statutory Auditors, their term of office shall be conterminous with the remaining term of office of the retired Statutory Auditors.	2. In the event that Statutory Auditors are newly elected to fill vacancies, their term of office shall be conterminous with the remaining term of office of the retired Statutory Auditors.
(New)	3. A resolution for election of Substitute Statutory Auditors adopted in accordance with Article 329, paragraph 2 of the Corporate Law shall be effective until the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after their election.
(New)	4. In the event that Substitute Statutory Auditors specified in the preceding paragraph assume office

Present Articles of Incorporation	Proposed amendment
	as Statutory Auditors, their term of office shall be conterminous with the remaining term of office of the retired Statutory Auditors.
Article 39 (Full-time Statutory Auditors) Statutory Auditors shall elect Full-time Statutory Auditors by mutual vote. Article 40 to Article 41 (Omitted) Article 42 (Minutes) Concerning the proceedings of a meeting of the Board of Statutory Auditors, a summary of the proceedings and the result thereof shall be described in the minutes of the meeting, and the Statutory Auditors who attended the meeting shall sigh or affix their names and seals thereto. Article 43 (Regulations of the Board of Statutory Auditors) (Omitted) Article 44 (Compensation) Compensation and retirement benefits for Statutory Auditors shall be determined by a resolution of the general meeting of shareholders. (New) CHAPTER VI. INDEPENDENT AUDITORS Article 45 (Independent Auditors) The Company shall have Independent Auditors.	Article 42.(Full-time Statutory Auditors) The Board of Statutory Auditors shall elect Full-time Statutory Auditors from among the Statutory Auditors. Article 43 to Article 44 (Not amended) Article 45 (Minutes of the Board of Statutory Auditors' meeting) Concerning the proceedings of a meeting of the Board of Statutory Auditors, a summary of the proceedings, the result thereof and other items prescribed by relevant laws and regulations shall be described or recorded in the minutes of the meeting, and the Statutory Auditors who attended the meeting shall sign, affix their names and seals to, or place electronic signatures on the minutes. Article 46 (Regulations of the Board of Statutory Auditors) (Not amended) Article47 (Compensation etc. for Statutory Auditors) Compensation etc. for Statutory Auditors shall be determined by a resolution of the general meeting of shareholders. Article 48 (Limited liability contract with outside Statutory Auditors) The Company may, pursuant to the provision of Article 427, paragraph 1 of the Corporation Law, conclude a contract with outside Statutory Auditors for the purpose of limiting their liability for compensation, in the case that the requirements of relevant laws and regulations regarding the liability for compensation stipulated in Article 423, paragraph 1 of the said Law are fulfilled; provide, however, that the maximum amount of liability under such contract shall be the minimum liability limit stipulated in relevant laws and regulations. **CHAPTER VI. Account Auditors** Article 49. (Independent Auditors) (Not amended)

Present Articles of Incorporation	Proposed amendment
(New)	Article 50. (Election of Independent Auditors) Independent Auditors shall be elected by a resolution of the general meeting of shareholders.
(New)	Article 51 (Term of office of Independent Auditors) The term of office of Independent Auditors shall be unit the conclusion of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one year after their election.
(New)	2. Unless otherwise resolved at the ordinary general meeting of shareholders in the preceding paragraph, Independent Auditors shall be deemed to have been reelected at the said ordinary general meeting of shareholders.
(New)	Article 52. (Compensation etc. for Independent Auditors) Compensation etc. for Independent Auditors shall be determined by the Representative Director of the Company, Subject to the consent of the Board of Statutory Auditors.
(New)	Article 53. (Exemption from liability of Independent Auditors) The Company may, pursuant to the provision of Article 427, paragraph 1 of the Corporation Law, conclude a contract with Independent Auditors for the purpose of limiting their liability for compensation , in the case that the requirements of relevant laws and regulations regarding the liability for compensation stipulated in Article 423, paragraph 1 of the said Law are fulfilled; provided, however, that the maximum amount of liability under such contract shall be the minimum liability limit stipulated in relevant laws and regulations.
CHAPTER VII. ACCOUNTS	**CHAPTER VII. ACCOUNTS**
Article 46 (Business year and accounting term) The business year of the Company shall be from April 1 each year through March 31 the following year, and the accounts of the Company shall be closed at the end of each business year.	Article 54. (Fiscal year and accounting term) The fiscal year of the Company shall be from April 1 each year through March 31 the following year, and the accounts of the Company shall be closed at the end of each fiscal year.

Present Articles of Incorporation	Proposed amendment
Article 47 (Cash dividends) Cash dividends shall be paid to the shareholders or registered pledgees registered or recorded in the final register of shareholders of each accounting term.	Article 55. (Dividends of surplus, etc.) The Company may, by a resolution of the Board of Directors, determine the matters provided for in each item of Article 459, paragraph 1 of the Corporate Law.
(New)	2. Cash dividends of surplus (hereinafter, "cash dividends") shall be paid to the shareholders or registered share pledges registered or recorded in the final register of shareholders as of March 31 or September 30 of each year.
Article 48 (Interim dividends) The Company may, by a resolution of the Board of Directors, make a cash distribution provided for in Article 293-5 of the Commercial Code(hereinafter, "interim dividends") to the shareholders or registered pledges registered or recorded in the final register of shareholders as of September 30 of each year.	(Deleted)
Article 49 (Statute of limitation for cash dividends) In the case that cash dividends or interim dividends remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exempted from the responsibility of payment thereof.	Article 56. (Statute of limitation for cash dividends) In the case that cash dividends remain unclaimed after the lapse of three years from the day on which payment thereof was commenced, the Company shall be exempted from the responsibility of payment thereof.
2. Cash dividends or interim dividends shall bear no interest.	2. Unpaid cash dividends shall bear no interest.

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(Translation)

File No. 82-34816
May 16, 2006

Dear Sirs,

Name of Company:	SEGA SAMMY HOLDINGS INC.
Name of Representative:	Hajime Satomi, Chairman, President and Representative Director

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further inquiry:	Michael Masakimi Hotta, Executive Officer (TEL: 03-6215-9955)

Notice of Candidate for Director

It is hereby notified that SEGA SAMMY HOLDINGS INC. (the "Company"), at the meeting of its Board of Directors held on May 16, 2006, determined to submit a proposition to elect one Director to its 2nd Ordinary General Meeting of Shareholders to be held on June 20, 2006, as described below:

Description

Candidate for new Director

Tadashi Ishii (currently, Senior Executive Officer of the Company and Senior Managing Director of Sammy Corporation)

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